18000650

SECURITI... Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Capital Advisors BD, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd., Suite 700
(No. and Street)

Santa Monica (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Raben 310 691-8760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 25 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

☒ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

omc 5/30/18

GA

Hudson Capital Advisors BD, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017

OATH OR AFFIRMATION

I, Bruce Raben, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Capital Advisors BD, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

See attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2011

by Bruce Raben

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

JEFF KROEGER
COMM. #2214423
Notary Public - California
Los Angeles County
My Comm. Expires Sep. 16, 2021

(Seal)

Title or Type of Document: Annual Audited Report Form X-17 A-5 Part III

Document Date: ____________ Number of Pages: 3

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Hudson Capital Advisors BD, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Hudson Capital Advisors BD, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Hudson Capital Advisors BD, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hudson Capital Advisors BD, LLC's management. My responsibility is to express an opinion on Hudson Capital Advisors BD, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Hudson Capital Advisors BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The financial statement has been subjected to audit procedures performed in conjunction with the audit of Hudson Capital Advisors BD, LLC's financial statements. The supplemental information is the responsibility of Hudson Capital Advisors BD, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the financial statement is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Hudson Capital Advisors BD, LLC's auditor since 2010.
Los Angeles, California
February 27, 2018

Hudson Capital Advisors BD, LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash and equivalent	$ 17,678
Equipment (net of accumulated depreciation, $8,150)	-
Total Assets	17,678
Liabilities and Member's Equity	
Liabilities	
Accrued expenses	5,404
Total Liabilities	5,404
Member's Equity	
Retained earnings	12,274
Total Liabilities and Member's Equity	$ 17,678

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Statement of Loss
For the Year Ended December 31, 2017

Revenue	
Fees	$ 305,226
Stocks/warrant sales	160,274
Total Revenue	465,500
Expenses	
Commission expense	385,881
Consulting expense	259,188
Office and administrative fees	9,576
Professional fees	22,929
Regulatory fees	6,391
All other expenses	583
Total Expenses	684,548
Loss Before Tax Provision	(219,048)
Income Tax Provision	1,700
Net Loss	$ (220,748)

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2017

Balance, December 31, 2016	$ 227,022
Capital Contribution	6,000
Net Loss	(220,748)
Balance, December 31, 2017	$ 12,274

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

Cash Flows from Operating Activities:	
Net income (loss)	$ (220,748)
Capital contribution non cash	6,000
Changes in operating assets and liabilities:	
Prepaid expenses	206,250
Accrued expenses	(3,194)
Net cash provided (used) by operating activities	(11,692)
Cash Flows for Acquisition Activities:	-
Cash Flows for Investing Activities:	-
Net decrease in cash	(11,692)
Cash - beginning of the year	29,370
Cash - end of the year	$ 17,678
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Notes to Financial Statements
December 31, 2017

Note 1 – Organization and Nature of Business

Hudson Capital Advisors BD, LLC (the "Company"), was formed as a Delaware limited liability company on December 4, 2003. The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary business activities include providing merger and acquisition advisory services, financial advisory services, and restructuring services to small and middle market companies.

The Company was a wholly owned subsidiary of Hudson Capital Advisors, LLC (the "Former Parent"). Effective July 1, 2009, BIR, LLC (the "Parent"), a company affiliated with a member of the Former Parent, acquired all of the Company's membership interests from the Former Parent.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company whether arising in tort, contract, or otherwise, except as provided by law.

Note 2 – Significant Accounting Policies

Basis of Presentation

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Advisor – banking, mergers & acquisitions

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company records revenue when fees are earned, generally as the services are rendered to the Company's clients.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon.

Hudson Capital Advisors BD, LLC
Notes to Financial Statements
December 31, 2017

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued)

Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross income tax and a minimum Franchise Tax of $800. The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

Note 4 – Related Party Transactions

During the year ended December 31, 2017 an affiliated company provided administrative services to the Company for a total of $6,000 based on the expense sharing agreement. The Company also shares office space with this affiliated company.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Note 6 – Net Capital Requirement (continued)

At December 31, 2017, the Company had net capital of $12,274 which was $7,274 in excess of its required net capital of $5,000. The Company's net capital ratio was .44 to 1.

Note 7 – Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon. The Company is however, subject to the annual California LLC tax of $900 in addition to the minimum $800 tax for a total of $1,700.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – Leases

The Company shares office space with an affiliated company (see Note 4) and has no rent expense.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 to February 27, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Hudson Capital Advisors BD, LLC
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2017

Computation of Net Capital		
Total ownership equity from statement of financial condition	$	12,274
Less - non allowable assets:		-
Net Capital	$	12,274
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness -		
6.67% of net aggregate indebtedness	$	360
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	7,274
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness	$	11,733
Computation of Aggregate Indebtedness		
Total liabilities	$	5,404
Aggregate indebtedness to net capital		0.44

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	12,273
Variance		1
Net Capital per Audit Report	$	12,274

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to Hudson Capital Advisors BD, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Hudson Capital Advisors BD, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Hudson Capital Advisors BD, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of Hudson Capital Advisors BD, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Hudson Capital Advisors BD, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hudson Capital Advisors BD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Hudson Capital Advisors BD, LLC stated that Hudson Capital Advisors BD, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hudson Capital Advisors BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hudson Capital Advisors BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, California
February 27, 2018

Hudson Capital Advisors BD, LLC
100 Wilshire Blvd., Suite 700
Santa Monica, CA 90401

January 5, 2018

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Hudson Capital Advisors BD, LLC met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2017 through December 31, 2017.

Sincerely,

Bruce Raben, Managing Member